Exhibit 21.1
Subsidiaries of Encore Energy Partners LP as of February 1, 2008

State or other Jurisdiction of
Name of Subsidiary	Incorporation or Organization
Encore Energy Partners Operating LLC	Delaware

Encore Clear Fork Pipeline LLC	Delaware